October 14, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin W. Vaughn Accountant Branch Chief Division of Corporation Finance

Re:	KB Financial Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2013 filed on April 29, 2014
File No. 000-53445

Dear Mr. Vaughn:

Reference is made to your letter dated September 30, 2014 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2013, which was filed with the Commission on April 29, 2014 (the “Annual Report”).

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.

Kevin W. Vaughn

Securities and Exchange Commission, p.2

Form 20-F for the Fiscal Year Ended December 31, 2013

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 185

Market Risk Management, page 192

Market Risk Management for Trading Activities, page 193

1.	Please revise your future filings to address the following regarding your value-at-risk (VaR) and other market risk disclosures:

•	You disclose on pages 197 and F-57 that you perform back-testing to validate the adequacy of your VaR model. In future filings, please disclose the number of back-testing exceptions to the established VaR limits during the reporting periods presented. Refer to Item 11 (a)(1)(iii)(B)(1)(iii) of Form 20-F.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2014, to include the number of back-testing exceptions to the established VaR limits during the reporting periods presented.

•	Consistent with the information provided in your response letter dated November 12, 2012, please revise your future filings to quantify the volume and types of instruments covered by the disclosure in the VaR tables on pages 195-196 versus the required equity table on page 197.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2014, to quantify the volume and types of instruments covered by the disclosure in the VaR tables and the required equity capital table as of December 31, 2012, 2013 and 2014.

Item 19(a). Exhibits, page 212

Notes to the Consolidated Financial Statements, page F-11

Note 2. Basis of Preparation, page F-11

2.1 Application of IFRS, page F-11

Enactment of IFRS 10, Consolidated Financial Statements, page F-13

2.	We note that upon adoption of IFRS 10, you deconsolidated five companies because you determined you are not exposed to variable returns although you have power over the relevant activities. We also note that for Chungkang Co., Ltd and Powernet Technologies Co., Ltd, your ownership percentage is 100.00% and 92.64%, respectively. Tell us and revise your future filings to disclose the significant judgments and assumptions made in your determination that you are not exposed to variable returns for these entities even though you have substantially all voting rights.

Kevin W. Vaughn

Securities and Exchange Commission, p.3

The Company respectfully notes that it does not directly own 100.00% and 92.64% of Chungkang Co., Ltd. and Powernet Technologies Co., Ltd., respectively. The Company holds a 0.03% equity interest in KB-Glenwood Private Equity Fund 1, which holds a 100.00% equity interest in Chungkang Co., Ltd., which in turn holds a 92.64% equity interest in Powernet Technologies Co., Ltd.

For reasons stated in the response to the Staff’s comment 3 below, the Company determined that it is not exposed to significant variable returns of KB-Glenwood Private Equity Fund 1 and deconsolidated KB-Glenwood Private Equity Fund 1 upon the adoption of IFRS 10. Upon the deconsolidation of KB-Glenwood Private Equity Fund 1, its first-tier subsidiary Chungkang Co., Ltd. and its second-tier subsidiary Powernet Technologies Co., Ltd. were deconsolidated as well.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2014, to include this disclosure.

3.	As it relates to KB-Glenwood Private Equity Fund, NPS KBIC Private Equity Fund No. 1, and KBIC Private Equity Fund No. 3, tell us and revise your future filings to disclose the significant judgments and assumptions made in determining that you are not exposed to variable returns in addition to your consideration of whether you are an agent or principal given that you have power over the fund’s relevant activities. Refer to paragraphs 7 through 9 of IFRS 12 for further guidance.

In accordance with paragraphs 7 and 10 of IFRS 10, the Company includes in its scope of consolidation those entities that meet all of the following conditions:

•	Power over the investee: The Company has existing rights that give it the current ability to direct the relevant activities of the investee;

•	Exposure to variable returns: The Company has exposure or rights to variable returns from its investment in the investee; and

•	Link between power and returns: The Company has the ability to use its power over the investee to affect the amount of the Company’s returns.

In judging whether there is a “link between power and returns,” and consequently, whether the Company is a principal or an agent, the Company takes the following into account in accordance with paragraphs 18 and B58 through B72 of IFRS 10:

–	whether parties other than the Company have the right to remove the decision maker;

–	whether the remuneration agreement includes only terms, conditions or amounts that are customarily present in arrangements for similar services and level of skills negotiated on an arm’s length basis;

–	whether the magnitude of, and variability associated with, the decision maker’s remuneration are significant; and

Kevin W. Vaughn

Securities and Exchange Commission, p.4

–	whether the Company’s exposure to variability of returns is different from that of the other investors and, if so, whether this might influence the Company’s actions.

Taking into consideration application examples 14A through 14C of IFRS 10, the Company excluded KB-Glenwood Private Equity Fund 1, NPS KBIC Private Equity Fund No. 1 and KBIC Private Equity Fund No. 3 from its scope of consolidation for the following reasons:

•	Power over the investee: The Company, as an executive partner (a general partner), has power over the three funds named above since the Company has extensive decision-making authority to direct the relevant activities of the funds;

•	Exposure to variable returns: The Company is exposed to variable returns as it has equity interests in the three funds named above and receives management fees and performance fees from them; and

•	Link between power and returns: The Company has determined that it is an agent, not a principal, primarily because (i) the remuneration agreement between the Company and each of the funds includes only terms and conditions that are customarily present in arrangements for similar services and level of skills negotiated on an arm’s length basis; (ii) the remuneration received by the Company is commensurate with the services provided; and (iii) the Company’s only interests in the funds, other than the customary performance remuneration it receives from the funds, are its equity interests, which are minimal, and as such, the Company’s exposure to the variable returns of the funds is not significant. Details regarding the Company’s equity investment in, and the Company’s fee arrangements with, each of the funds are as follows:

–	KB-Glenwood Private Equity Fund 1: The Company has a 0.03% equity investment in the fund and receives a 1.5% management fee from the fund. Once a hurdle of 10% (profit after management fee) is reached, the Company and Glenwood share a performance fee of 20%.

–	NPS KBIC Private Equity Fund No. 1: The Company has a 2.56% equity investment in the fund and receives a 0.3% management fee from the fund. Once a hurdle of 10% (profit after management) is reached, the Company receives a performance fee of 20%.

–	KBIC Private Equity Fund No. 3: The Company has a 2% equity investment in the fund and receives a 0.3% management fee from the fund. Once a hurdle of 10% (profit after management) is reached, the Company receives a performance fee of 20%.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2014, to include this disclosure.

Kevin W. Vaughn

Securities and Exchange Commission, p.5

4.	We note that upon adoption of IFRS 10, you consolidated twelve structured entities in the asset-backed securitization industry because you have power over the activities, exposure to variable returns and the ability to use power to affect your variable returns. To increase transparency into your conclusion that you control these structured entities, please tell us and enhance your future filings to disclose your role in and relationships with these entities, including the significant judgments and assumptions made in arriving at your conclusion. Refer to paragraphs 7 and 9 of IFRS 12 for further guidance.

The twelve structured entities that were consolidated upon the adoption of IFRS 10 can be classified into the following two categories:

•	Asset-backed securitization specialty companies: (i) Samho Kyungwon Co., Ltd., (ii) Taejon Samho The First Co., Ltd., (iii) Prince DCM Co., Ltd. and (iv) KH First Co., Ltd.; and

•	Funds (including a subsidiary of a fund): (i) KB Hope Sharing BTL Private Special Asset, (ii) Hanbando BTL Private Special Asset Fund 1, (iii) Global Logistics Infra Private Fund 1, (iv) Global Logistics Infra Private Fund 2, (v) KB Mezzanine Private Securities Fund 1, (vi) KB Private Real Estate Securities Fund 1 (NPL), (vii) K Star KTB ETF (Bond) and (viii) Woori KA First Asset Securitization (a subsidiary of KB Private Real Estate Securities Fund 1 (NPL)).

Taking into consideration application example 11 of IFRS 10, the Company consolidated the asset-backed securitization specialty companies named above for the following reasons:

•	Power over investee: The Company determined that it has power over the asset-backed securitization specialty companies named above since the Company has the ability to direct the relevant activities of such companies, namely the management of receivables upon default;

•	Exposure to variable returns: The Company is exposed to variable returns of the asset-backed securitization specialty companies named above since the Company is exposed to the fees and losses of such companies as the sole provider of credit or liquidity support; and

•	Link between power and returns: The Company determined that there is a “link between power and returns” because the Company, as the sole provider of credit or liquidity support to the asset-backed securitization specialty companies named above, has the ability to exercise power for itself as a principal.

Taking into consideration application examples 14A through 14C of IFRS 10, the Company consolidated the funds (including the subsidiary of a fund) named above for the following reasons:

•	Power over investee: The Company determined that it has power over the funds named above since KB Asset Management Co., Ltd., a subsidiary of the Company, is the fund manager and such fund manager has the ability to direct the relevant activities of such funds, namely fund management;

Kevin W. Vaughn

Securities and Exchange Commission, p.6

•	Exposure to variable returns: The Company is exposed to variable returns of the funds named above since KB Asset Management Co., Ltd., a subsidiary of the Company, receives management fees from the funds, while Kookmin Bank and KB Life Insurance Co., Ltd., subsidiaries of the Company, have equity investments in the funds; and

•	Link between power and returns: The Company determined that it is a principal of the funds named above because the Company has significant ownership of the funds named above, with the Company’s equity interests in each of such funds amounting to more than 40%, and none of the other equity investors of the funds has significant ownership of the funds.

In response to the Staff’s comment, the Company will enhance its future filings, beginning with its annual report on Form 20-F for fiscal year 2014, to include this disclosure.

*   *   *   *   *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to Kyu Sul Choi of the Company’s Investor Relations Department at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfg.com), or Yong G. Lee of Cleary Gottlieb Steen & Hamilton LLP, the Company’s outside counsel, at (822) 6353-8010 (fax: (822) 6353-8099; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Woong-Won Yoon
Woong-Won Yoon
Deputy President and Chief Financial Officer

cc:	Michelle Miller

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP